

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 3, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Larry Hannappel
Principal Financial Officer
Century Casinos, Inc.
2860 South Circle Drive, Suite 350
Colorado Springs, Colorado 80906

> **Re: Century Casinos, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-22290**

Dear Mr. Hannappel:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief